

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

<u>Via E-mail</u>
Steve Chapman
Chief Executive Officer
Natera, Inc.
201 Industrial Road, Suite 410
San Carlos, CA 94070

   Re: **Natera, Inc.**
       Form 10-Q
       Exhibit No. 10.3
       Filed May 10, 2019
       File No. 001-37478

Dear Mr. Chapman:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance